UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2007

000-29150

(Commission File Number)

Randgold & Exploration Company Limited

(Translation of registrant’s name into English)

28 Harrison Street, Johannesburg, South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Randgold & Exploration Company Limited (“Randgold & Exploration”) issued a joint cautionary announcement with JCI Limited (“JCI”) dated February 23, 2007, advising Randgold & Exploration and JCI shareholders to exercise caution when trading their shares over the counter and renewing previous cautionary announcements. A copy of the joint announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The joint announcement contains forward-looking statements regarding Randgold & Exploration and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

Randgold & Exploration issued a joint cautionary announcement with JCI dated March 7, 2007, informing Randgold & Exploration and JCI shareholders that the Statement issued by the Mediators, dated February 28, 2007 and the Postscript thereto, dated March 5, 2007 are published by the respective Boards of Directors of Randgold & Exploration and JCI, and advising the Randgold & Exploration and JCI shareholders to refer to the joint cautionary announcement dated February 23, 2007 and to exercise caution when trading in their shares over the counter. A copy of the joint announcement, including the Mediators’ Statement and Postcript, is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The joint announcement contains forward-looking statements regarding Randgold & Exploration and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

Randgold & Exploration issued an announcement dated March 9, 2007, regarding the results of the General Meeting of its shareholders held on Friday March 9, 2007 at 9:00 a.m. A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Randgold & Exploration issued an announcement dated March 9, 2007, regarding answers to questions directed by the requisitionists to the directors of Randgold and Exploration pursuant to a meeting in terms of the provisions of Section 181 of the Companies Act, no. 61 of 1973, as amended (which meeting also served as a General Meeting of its shareholders). A copy of the announcement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Randgold & Exploration issued a joint announcement with JCI dated March 15, 2007, updating Randgold & Exploration and JCI shareholders on the settlement and/or merger negotiations between Randgold & Exploration and JCI and further renewed its cautionary announcement. A copy of the announcement is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The joint announcement contains forward-looking statements regarding Randgold & Exploration and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

Randgold & Exploration is filing herewith an announcement, drafted specifically for provision to the Securities and Exchange Commission (“SEC”), which has not been publicly released in any other forum, and is based on information orally released in South Africa, that on 7 March 2007, following a Search Warrant having been issued by the High Court of South Africa in accordance with the provisions of Section 29(5) of the National Prosecuting Authority Act, 32 of 1998, the Scorpions, an arm of the Directorate of Special Operations, conducted a simultaneous raid at the premises of Randgold & Exploration and JCI, among others. A copy of the announcement is attached hereto as Exhibit 99.6 and is incorporated herein by reference. The announcement contains forward-looking statements regarding Randgold & Exploration and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

Special Note Regarding Forward-Looking Statements

Certain statements in the exhibit incorporated by reference herein, as well as oral statements that may be made by Randgold & Exploration’s officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements". These include, without limitation, those statements concerning the value of the net assets of R&E and JCI; the ability of the companies to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities; the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of Randgold & Exploration to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of or against Randgold & Exploration; Randgold & Exploration's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims Randgold & Exploration is or is not able to recover against others, including JCI and the success of its mediation with JCI; and the ultimate impact on Randgold & Exploration's previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although Randgold & Exploration believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, these include the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of Randgold & Exploration to successfully assert any claims it may have against other parties for fraud or misappropriation of Randgold & Exploration assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of Randgold & Exploration and JCI; the ability of Randgold & Exploration to defend successfully any proceedings against it; the ability of Randgold & Exploration and its forensic investigators to obtain the necessary information with respect to Randgold & Exploration's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of Randgold & Exploration’s forensic investigators to issue any final opinions with respect thereto; the ability of Randgold & Exploration to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of Randgold & Exploration's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in regulatory environment and other government actions; business and operational risk management; other matters not yet known to Randgold & Exploration or not currently considered material by Randgold & Exploration; and the risks identified in Item 3 of Randgold & Exploration's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to Randgold & Exploration, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Randgold & Exploration expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Exhibit	Description

99.1

Joint cautionary announcement, issued by Randgold & Exploration Company Limited (“Randgold & Exploration”) and JCI Limited (“JCI”), dated February 23, 2007, advising Randgold & Exploration and JCI shareholders to exercise caution when trading their shares over the counter and renewing previous cautionary announcements.

99.2

Joint cautionary announcement, issued by Randgold & Exploration and JCI, dated March 7, 2007, informing Randgold & Exploration and JCI shareholders that the Statement issued by the Mediators, dated February 28, 2007 and the Postscript thereto, dated March 5, 2007 are published by the respective Boards of Directors of Randgold & Exploration and JCI and advising the Randgold & Exploration and JCI shareholders to refer to the joint cautionary announcement dated February 23, 2007 and to exercise caution when trading in their shares over the counter.

99.3	Announcement, issued by Randgold & Exploration, dated March 9, 2007, regarding its results of the General Meeting of Randgold & Exploration shareholders held on Friday March 9, 2007 at 9:00 a.m.
99.4

Announcement, issued March 9, 2007, regarding answers to questions directed by the requisitionists to the directors of Randgold and Exploration pursuant to a meeting in terms of the provisions of Section 181 of the Companies Act, no. 61 of 1973, as amended (which meeting also served as a General Meeting of its shareholders).

99.5

Joint announcement, issued by Randgold & Exploration, dated March 15, 2007, updating Randgold & Exploration and JCI shareholders on the settlement and/or merger negotiations between Randgold & Exploration and JCI and further renewed its cautionary announcement.

99.6

Announcement, drafted specifically for provision to the SEC, which has not been publicly released in any other forum, and is based on information orally released in South Africa, that on 7 March 2007, following a Search Warrant having been issued by the High Court of South Africa in accordance with the provisions of Section 29(5) of the National Prosecuting Authority Act, 32 of 1998, the Scorpions, an arm of the Directorate of Special Operations, conducted a simultaneous raid at the premises of Randgold & Exploration and JCI, among others.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By:	/s/ Roger Patrick Pearcey
Name: Roger Patrick Pearcey
Title: Company Secretary

Date:	April 16, 2007